UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 1)

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

China Online Education Group

(Name of Issuer)

American depositary shares, each representing 15 Class A ordinary shares, par value $0.0001 per share

(Title of Class of Securities)

16954L105

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 16954L105

1	NAME OF REPORTING PERSONS Silverhorn Investment Advisors Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,025,129
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,025,129
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,025,129
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 18.6%**
12	TYPE OF REPORTING PERSON* IA, CO

*	See instructions before filling out.
**

See ITEM 4 for further information. Per Securities and Exchange Commission guidance, the Reporting Persons treat the ADS representing 15 Class A ordinary shares, par value $0.0001 per share as one class of securities.

CUSIP No. 16954L105

1	NAME OF REPORTING PERSONS Silverhorn SPC Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,025,129
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,025,129
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,025,129
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 18.6%**
12	TYPE OF REPORTING PERSON* OO

*	See instructions before filling out.
**

See ITEM 4 for further information. Per Securities and Exchange Commission guidance, the Reporting Persons treat the ADS representing 15 Class A ordinary shares, par value $0.0001 per share as one class of securities.

CUSIP No. 16954L105

1	NAME OF REPORTING PERSONS Reto Merazzi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Swiss Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,025,129
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,025,129

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,025,129
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 18.6%**
12	TYPE OF REPORTING PERSON* IN, HC

*	See instructions before filling out.
**

See ITEM 4 for further information. Per Securities and Exchange Commission guidance, the Reporting Persons treat the ADS representing 15 Class A ordinary shares, par value $0.0001 per share as one class of securities.

CUSIP No. 16954L105

1	NAME OF REPORTING PERSONS Michael Raza Imam
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Swiss Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,025,129
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,025,129

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,025,129
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 18.6%**
12	TYPE OF REPORTING PERSON* IN, HC

*	See instructions before filling out.
**

See ITEM 4 for further information. Per Securities and Exchange Commission guidance, the Reporting Persons treat the ADS representing 15 Class A ordinary shares, par value $0.0001 per share as one class of securities.

AMENDMENT NO. 1 TO SCHEDULE 13G

This Amendment No. 1 to the Schedule 13G (this “Amendment No. 1”) is being filed to update the information set forth in the initial Schedule 13G filed with the Securities and Exchange Commission on July 29, 2019 (the “Schedule 13G”). This Amendment No. 1 is filed on behalf of Silverhorn Investment Advisors Limited, Silverhorn SPC Ltd., Mr. Reto Merazzi, and Mr. Michael Raza Imam to report their beneficial ownership of American depository shares (“ADS”), each representing 15 Class A ordinary shares, par value $0.0001 per share (the “Class A Ordinary Shares”) of China Online Education Group (the “Issuer”). The Schedule 13G is hereby amended and restated to read as follows:

Item 1(a)	Name of Issuer.

China Online Education Group (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices.

6th Floor Deshi Building North

Shangdi Street, Haidan District

Beijing 100085, People’s Republic of China

Item 2(a)	Name of Person Filing.

Silverhorn Investment Advisors Limited, a company incorporated with limited liability in Hong Kong (“Silverhorn Advisors”), Silverhorn SPC Ltd, a British Virgin Islands open-ended investment company registered as a segregated portfolio company (“Silverhorn SPC”), Reto Merazzi and Michael Raza Imam (together with Silverhorn Advisors, Silverhorn SPC and Mr. Merazzi, the “Reporting Persons”).

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

The address of the Reporting Persons is:

18/F, 100QRC

100 Queen’s Road Central, Hong Kong

Item 2(c)	Citizenship or Place of Organization.

Silverhorn Advisors is a company incorporated with limited liability in Hong Kong. Silverhorn SPC is a British Virgin Islands open-ended investment company registered as a segregated portfolio company. Mr. Merazzi is a citizen of Switzerland. Michael Raza Imam is a citizen of Switzerland.

Item 2(d)	Title of Class of Securities.

American depositary shares (“ADS”), each representing 15 Class A ordinary shares, par value $0.0001 per share (the “Class A Ordinary Shares”).

Item 2(e)	CUSIP Number.

16954L105

Item 3	Reporting Person.

For Silverhorn Advisors, Mr. Merazzi and Mr. Imam.

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☒	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____.

Item 4	Ownership.

(a)	As of December 31, 2019, each of the Reporting Persons are the beneficial owners of 1,025,129 ADS representing 15,376,935 Class A Ordinary Shares.

(b)

As of December 31, 2019, each of the Reporting Persons are the beneficial owners of 18.57% of the outstanding Class A Ordinary Shares. This percentage is determined by dividing 15,376,935 Class A Ordinary Shares by 82,803,863, the number of Class A Ordinary Shares outstanding as of December 31, 2018, as reported in the Issuer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 23, 2019.

(c)

Each of Silverhorn SPC and Silverhorn Advisors, as the investment manager of Silverhorn SPC, have sole power to direct the voting and disposition of the ADS held held by Silverhorn SPC reported in Item 4(a). As the directors of Silverhorn SPC and Silverhorn Advisors, Messrs. Merazzi and Imam have shared power to direct the voting and disposition of the ADS held by Silverhorn SPC reported in Item 4(a).

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

For Silverhorn Advisors and Messrs. Merazzi and Imam:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to investment advisors is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Securities and Exchange Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

For Silverhorn SPC:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 14, 2020

Silverhorn Investment Advisors Limited

By:	/s/ Michael Raza Imam
Michael Raza Imam, Director

Silverhorn SPC Ltd

By:	/s/ Michael Raza Imam
Michael Raza Imam, Director

/s/ Reto Merazzi
Reto Merazzi

/s/ Michael Raza Imam
Michael Raza Imam

EXHIBIT INDEX

99.1	Joint Filing Agreement, dated as of January 14, 2020, by and among Silverhorn Investment Advisors Limited, Silverhorn SPC Ltd, Reto Merazzi and Michael Raza Imam